SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 23, 2003

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-            )

Enclosure: Interim Report for Swedish Match January – June 2003

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWEDISH MATCH AB

Date: July 23, 2003	By:	/s/ BERTIL RAIHLE
Bertil Raihle Vice President Corporate Control

Interim Report

January – June 2003

•	Sales declined by 8% and reached 6,280 MSEK (6,850)

•	Sales were up 1% in local currencies

•	Snuff volumes up 5%

•	Operating income declined to 1,069 MSEK (1,245) or by 14%

•	Currency translation impact reduced operating income by 130 MSEK, or 10%

•	EPS increased by 21% and was 2.52 SEK (2.09)

•	Total shares outstanding as of June 30, 2003 was 331.2 million (348.3)

Sales for the first six months declined to 6,280 MSEK (6,850), or by 8 percent. In local currency terms, however, sales were up by 1 percent. Sales and operating income increased for snuff and pipe tobacco.

Operating income declined to 1,069 MSEK (1,245), or by 14 percent, attributable primarily to the strengthening of the Swedish Crown versus certain other currencies as well as lower sales volume of cigars, matches, and lighters. Also negatively affecting operating income were significant legal expenses for primarily the cigar operations.

EBITDA for the first six months amounted to 1,385 MSEK (1,590).

Net interest expense improved to a positive 40 MSEK (-133) after profitable cancellation of some interest rate swap agreements. Net financial expenses improved to a positive 50 MSEK (-142).

EPS for the first six months was 2.52 SEK (2.09).

Summary of Consolidated Income Statement

	January – June		Full year
MSEK	2003	2002	2002
Sales	6,280	6,850	13,643
Operating income	1,069	1,245	2,371
Profit before tax	1,119	1,103	2,126
Net income for the period	850	730	1,429

Sales by product area

	April – June		January – June		Change %	12 months ended Jun 30, – 03	Full year 2002	Change %
MSEK	2003	2002	2003	2002
Snuff	758	711	1,447	1,383	5	2,852	2,788	2
Chewing Tobacco	294	367	589	711	(17)	1,211	1,333	(9)
Cigars	751	871	1,395	1,649	(15)	3,064	3,318	(8)
Pipe Tobacco & Accessories	214	211	428	401	7	870	843	3
Matches	343	421	691	881	(22)	1,458	1,648	(12)
Lighters	154	184	305	370	(18)	635	700	(9)
Other operations	760	768	1,425	1,455	(2)	2,983	3,013	(1)

Total	3,274	3,533	6,280	6,850	(8)	13,073	13,643	(4)

Operating income by product area

	April – June		January – June		Change %	12 months ended Jun 30, – 03	Full year 2002	Change %
MSEK	2003	2002	2003	2002
Snuff	350	313	655	603	9	1,285	1,233	4
Chewing Tobacco	86	105	170	211	(19)	365	406	(10)
Cigars	87	149	167	271	(38)	418	522	(20)
Pipe Tobacco & Accessories	45	36	91	78	17	177	164	8
Matches	31	59	69	124	(44)	166	221	(25)
Lighters	0	23	9	43	(79)	40	74	(46)
Other operations	(46)	(45)	(92)	(85)		(188)	(181)

Subtotal	553	640	1,069	1,245	(14)	2,263	2,439	(7)
Items affecting comparability	—	—	—	—	—	(68)	(68)	—

Total	553	640	1,069	1,245	(14)	2,195	2,371	(7)

Operating margin by product area

	April – June		January – June			12 months ended Jun 30, – 03	Full year 2002
PERCENT	2003	2002	2003	2002
Snuff	46.2	44.0	45.3	43.6		45.1	44.2
Chewing Tobacco	29.3	28.6	28.9	29.7		30.1	30.5
Cigars	11.6	17.1	12.0	16.4		13.6	15.7
Pipe Tobacco & Accessories	21.0	17.1	21.3	19.5		20.3	19.5
Matches	9.0	14.0	10.0	14.1		11.4	13.4
Lighters	0.0	12.5	3.0	11.6		6.3	10.6

Group	16.9	18.1	17.0	18.2		17.3	17.9

Smokeless Tobacco

Swedish Match has a broad presence in smokeless tobacco (Snuff and Chewing Tobacco), with significant positions in the Nordic countries, the US, and South Africa. The main organic growth is within the snuff operations in North America and North Europe. The growth is based, among other things, on the fact that smokeless tobacco products are increasingly recognized within the scientific and medical community as having significantly lower health consequences than cigarettes. This has been supported by the so-called Swedish experience (high consumption of snuff, low cigarette consumption and lower frequency of tobacco related diseases).

Snuff

Swedish Match is the only global producer of snuff, and has a leading position on the Nordic snuff market and in South Africa. In the US, the Company has the largest share of the fast-growing value price segment. Some of the best known brands include General, Catch, and Ettan in Sweden, Timber Wolf in the US and Taxi in South Africa.

Sales for the first six months amounted to 1,447 MSEK (1,383), an increase of 5 percent. Sales in local currency increased by 11 percent. In North Europe Division, volume grew by 4 percent versus 2002, and in the US, volume grew by 5 percent, measured in number of cans. Swedish Match continued to improve its market position for Timber Wolf in the growing US market, with Timber Wolf market share now at 8.9 percent year-to-date, up from 8.7 percent year ago (Nielsen estimates). Swedish Match total market share in the US amounted to 9.2 percent, in line with year-ago. In April, Swedish Match successfully launched two new pouch products on the Swedish market, General White Portion and Grov White Portion. Both products feature a new whiter pouch and a new functional can design.

Operating income improved to 655 MSEK (603), up 9 percent due to improved volume, but was negatively effected by currency translation and somewhat higher administrative and overhead expenses.

For the second quarter, sales were 758 MSEK (711) and operating income was 350 MSEK (313).

Over the past year, Swedish Match has invested for growth in a number of new markets. In India where Swedish snuff was launched in Mumbai in May 2001, sales geography has been expanded. In Russia, Swedish snuff was launched in Moscow and St. Petersburg. These new markets are generally showing positive trends.

Chewing Tobacco

Chewing tobacco is sold primarily in the North American market. Well known brands include Red Man and Southern Pride. Swedish Match is the leading producer of chewing tobacco in the US. The chewing tobacco segment is characterized by annual volume declines averaging 4 - 5 percent per year.

Sales for the first six months declined to 589 MSEK (711), or by 17 percent. In local currency terms, sales increased by nearly 2 percent. Operating income declined to 170 MSEK (211), or by 19 percent. Currency translation accounts for a major part of this decline.

For the second quarter, sales were 294 MSEK (367) and operating income was 86 MSEK (105).

Swedish Match market share in the US remained stable at around 42 percent.

Cigars and Pipe Tobacco

Swedish Match is one of the world’s largest producers of cigars and pipe tobacco with a broad presence globally. Long-term growth opportunities are mainly within cigars.

Cigars

Swedish Match is one of the largest producers of cigars and cigarillos in the world and is the second biggest in sales value. The main markets are North America and West Europe. These two markets together make up about 75 percent of the world market for cigars. Swedish Match offers a full range of products worldwide, with both premium and machine made cigars. Well known brands include Macanudo, Garcia y Vega, La Gloria Cubana, La Paz, Justus van Maurik, and Wings.

Sales for the first six months amounted to 1,395 MSEK (1,649), a decline of 15 percent, of which currencies account for 13 percentage points. Shipments were lower to several European markets. In the US mass market, Swedish Match has introduced several new products, with shipments of some products beginning late in the first quarter and others beginning during the second quarter. In the US premium market, sales declined. Sales of cigars in the US were down by 3 percent in local currency terms.

Operating income for the first six months reached 167 MSEK (271), a decline of 38 percent, affected by currency translation, lower sales volumes, and increased legal expenses for the premium cigar operation.

For the second quarter, sales were 751 MSEK (871) and operating income was 87 MSEK (149).

Pipe Tobacco and Accessories

Swedish Match is one of the largest producers of pipe tobacco in the world and the products are marketed worldwide. Well known brands include Borkum Riff, Half and Half, and Boxer. The main markets for pipe tobacco are North America and West Europe. The Company also has a significant presence in South Africa.

Sales for the first six months amounted to 428 MSEK (401), an increase of 7 percent. Operating income improved to 91 MSEK (78). Sales and operating income were positively impacted by an increase in the value of the South African Rand versus the year-ago period.

For the second quarter, sales were 214 MSEK (211) and operating income was 45 MSEK (36).

Lights

Swedish Match produces and markets matches and lighters globally. These products are sold in over 140 countries.

Matches

Swedish Match is number one in the world market for matches. The brands are mostly local, and have leading positions in their home countries. Major brands include Swan, Solstickan, Three Stars, and Red Heads.

Sales for the first six months amounted to 691 MSEK (881), a decline of 22 percent of which currency accounted for 16 percentage points. Operating income declined by 44 percent to 69 MSEK (124), due to negative currency impact and lower sales volume in several markets.

For the second quarter, sales were 343 MSEK (421) and operating income was 31 MSEK (59).

Lighters

Swedish Match is the third largest producer of branded disposable lighters in the world and the main brand is Cricket.

Swedish Match sales for the first six months was 305 MSEK (370) and operating income was 9 MSEK (43).

The lighter business is faced with an increasingly competitive situation due to low price competition, which has affected sales volume negatively. Operating margin for export of lighters produced in Europe has decreased as a result of the strengthening Euro.

For the second quarter, sales were 154 MSEK (184) and operating income was 0 MSEK (23).

Other Operations

Other operations include the distribution of tobacco products on the Swedish market, sales of advertising products, as well as corporate overheads and costs for business development and legal expenses. For the six month period, net expenses for other operations were -92 MSEK (-85).

Financing and net financial expense

At the close of the period the Group net debt amounted to 3,817 MSEK, as compared to 3,492 MSEK on December 31, 2002, an increase of 325 MSEK. During the period the Company repurchased shares for 792 MSEK and paid dividends of 535 MSEK. Cash flow from the operations was 1,225 MSEK compared to 1,019 MSEK a year ago.

Cash and bank balances, including short term investments, amounted to 2,130 MSEK at the end of the period, compared with 2,016 MSEK at the beginning of the year.

Net interest expense for the first six months amounted to a positive 40 MSEK (-133).

Swedish Match uses interest rate swaps to adjust the relationship between borrowing at fixed and variable interest rates. During the second quarter some of the existing swap agreements were cancelled. The contribution from the cancellation amounted to 120 MSEK. The net interest expense was also impacted from a favorable premium on an equity hedge pertaining to the equity in our North American operations.

Other financial items, net, amounted to a positive 10 MSEK (-9), and includes a capital gain from the sale of certain investments during the first quarter.

Taxes

Total tax for the first six months amounted to 251 MSEK (353). Tax expense for the second quarter was favorably impacted from certain one time items.

Earnings per share

Earnings per share for the first six months amounted to 2.52 (2.09), an improvement of 21 percent. Earnings per share excluding amortization of intangible assets amounted to 2.90 SEK (2.48).

Capital expenditure, depreciation and amortization

The Group’s direct investments in tangible fixed assets amounted to 284 MSEK (398). Among the major investments is the new snuff factory outside Gothenburg, Sweden. Total depreciation and amortization amounted to 316 MSEK (345), of which depreciation on tangible assets amounted to 164 MSEK (175) and amortization of intangibles amounted to 152 MSEK (170).

Tobacco tax

During the past 12 months, total tobacco tax and value-added tax on tobacco tax paid by Swedish Match in Sweden amounted to 10,155 MSEK (10,284).

Average number of Group employees

The average number of employees in the Group during the first six months was 14,708 compared with 14,795 for the full year 2002.

Share structure

During the first six months 12,421,227 shares have been repurchased at average price of 63.75 SEK. Swedish Match holds 30,407,500 shares in its treasury, corresponding to 8.4 percent of the total amount of shares. Total shares bought back by Swedish Match since the buyback program started have been purchased at an average price of 45.96 SEK. The number of shares outstanding, net after repurchase, as per June 30, 2003 amounts to 331,163,181.

At the Annual General Meeting the shareholders voted to authorize the reduction of share capital with 24 MSEK through cancellation of 10,000,000 shares with transfer to unrestricted reserve. An application for the reduction has been made. The Board of Directors also received renewed authorization to acquire a maximum of 10 percent of all shares in the company.

Other events

During the first six months, Swedish Match announced that the company had agreed to acquire CYAN d.o.o., a distributor of tobacco products in Slovenia.

Within the Arenco operations Packovation AB was acquired during the second quarter. Packovation is a small company producing packaging machinery.

On June 23 Moody’s Investor Service upgraded the long-term debt ratings of Swedish Match from Baa1 to A3. The rating outlook is stable. After the upgrade from Moody’s, Swedish Match now has an equivalent rating from both Standard & Poor’s (A-, stable outlook) and Moody’s (A3, stable outlook).

Accounting principles

This interim report has been prepared in accordance with the recommendation RR 20 Interim Reports from the Swedish Financial Accounting Standards Council.

Additional information

This report has not been reviewed by the Company’s auditors. The interim report for the first nine months of 2003 will be released October 23.

Stockholm, July 23, 2003

Lennart Sundén

President and Chief Executive Officer

Key data

	January – June		12 months ended June 30, 2003	Full year 2002
	2003	2002
Operating margin, % 1)	17.0	18.2	17.3	17.9
Operating capital, MSEK	9,737	10,472	9,737	10,036
Return on operating capital, %1)			22.4	22.9
Return on shareholders’ equity, %			42.5	35.2

Net debt, MSEK	3,817	4,358	3,817	3,492
Net debt/equity ratio, %	89.5	100.0	89.5	74.4
Equity/assets ratio, %	27.6	27.9	27.6	30.4
Investments in tangible assets, MSEK	284	398	637	751
EBITDA, MSEK1)	1,385	1,590	2,885	3,090

Share data
Earnings per share, SEK
Basic	2.52	2.09	4.53	4.10
Diluted	2.51	2.07	4.51	4.07
Excluding items affecting comparability, diluted	2.51	2.07	4.64	4.20
Excluding amortization and items affecting comparability, diluted*	2.90	2.48	5.41	4.99

Shareholders’ equity per share, SEK	10.90	10.56	10.90	11.72
Number of shares outstanding at end of period	331,163,181	348,315,681	331,163,181	342,005,181
Average number of shares outstanding	336,700,406	349,788,525	341,428,157	348,295,163
Average number of shares outstanding, diluted	338,438,926	352,590,498	343,687,931	350,894,438

1)	Excluding items affecting comparability
*	Reported net income adjusted for items affecting comparability and amortization (net of taxes) divided by the average number of shares outstanding, diluted

Consolidated Income Statement in summary

	April – June		January – June		Change %	12 months ended June 30, – 03	Full year 2002	Change %
MSEK	2003	2002	2003	2002
Sales, including tobacco tax	5,531	5,981	10,482	11,206	(6)	21,875	22,599	(3)
Less tobacco tax	(2,257)	(2,448)	(4,202)	(4,356)	(4)	(8,802)	(8,956)	(2)

Sales	3,274	3,533	6,280	6,850	(8)	13,073	13,643	(4)
Cost of goods sold	(1,769)	(1,921)	(3,386)	(3,686)	(8)	(7,151)	(7,451)	(4)

Gross profit	1,505	1,612	2,894	3,164	(9)	5,922	6,192	(4)

Sales and administrative expenses	(878)	(891)	(1,684)	(1,760)	(4)	(3,372)	(3,448)	(2)
Amortization, intangible assets	(77)	(87)	(152)	(170)	(11)	(309)	(327)	(6)
Shares in earnings of associated co.	3	6	11	11	0	22	22	0

	553	640	1,069	1,245	(14)	2,263	2,439	(7)
Items affecting comparability	—	—	—	—		(68)	(68)

Operating income	553	640	1,069	1,245	(14)	2,195	2,371	(7)

Net interest expense	78	(69)	40	(133)		(56)	(229)
Other financial items, net	(9)	(2)	10	(9)		3	(16)

Net financial items	69	(71)	50	(142)		(53)	(245)

Income before taxes and minority interests	622	569	1,119	1,103	1	2,142	2,126	1
Taxes	(102)	(182)	(251)	(353)		(546)	(648)
Minority interests	(7)	(18)	(18)	(20)		(47)	(49)

Net income for the period	513	369	850	730	16	1,549	1,429	8

Earnings per share, basic	1.53	1.06	2.52	2.09		4.53	4.10
Earnings per share, diluted	1.52	1.05	2.51	2.07		4.51	4.07

Consolidated Balance Sheet in summary

MSEK	June 30, 2003	Dec 31, 2002
Intangible fixed assets	3,979	4,145
Tangible fixed assets	2,944	2,938
Financial fixed assets	654	606
Current operating assets	5,741	5,742
Liquid Funds	2,130	2,016

Total assets	15,448	15,447

Shareholders’ equity	3,611	4,007
Minority interests	653	686
Provisions	2,082	2,201
Long-term loans	4,565	4,518
Other long-term liabilities	87	85
Short-term loans	1,382	990
Other current liabilities	3,068	2,960

Total shareholders’ equity, provisions and liabilities	15,448	15,447

Change in Shareholders’ equity

MSEK	January – June 2003	January – June 2002
Shareholders’ equity, opening balance as per December 31	4,007	4,105
Repurchase of own shares	(792)	(132)
Sale of treasury shares	55	—
Dividend paid	(535)	(508)
Translation difference for the period	26	(518)
Net income for the period	850	730

Total shareholders’ equity at end of period	3,611	3,677

Consolidated Cash Flow Statement in summary

MSEK	January – June 2003	January – June 2002
Cash flow from operations before changes in Working Capital	1,178	1,363
Cash flow from changes of Working Capital	47	(344)

Cash flow from operations	1,225	1,019

Investments
Investments in property, plant and equipment	(284)	(398)
Sales of property, plant and equipment	16	95
Investments in intangibles	(19)	(4)
Investments in consolidated companies	(55)	(10)
Changes in financial receivables etc.	(9)	(23)

Cash flow from investments	(351)	(340)

Financing
Changes in loans	431	134
Dividends	(535)	(508)
Repurchase of own shares	(845)	(132)
Sale of treasury shares	55	—
Other	137	11

Cash flow from financing	(757)	(495)

Cash flow for the period	117	184
Liquid funds at the beginning of the period	2,016	1,606
Translation difference attributable to liquid funds	(3)	(53)

Liquid funds at the end of the period	2,130	1,737

Quarterly data

MSEK	Q2/01	Q3/01	Q4/01	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03	Q2/03
Sales, including tobacco tax	5,769	5,981	5,732	5,225	5,981	5,897	5,496	4,951	5,531
Less tobacco tax	(2,274)	(2,440)	(2,202)	(1,908)	(2,448)	(2,430)	(2,170)	(1,945)	(2,257)

Sales	3,495	3,541	3,530	3,317	3,533	3,467	3,326	3,006	3,274
Cost of goods sold	(1,941)	(1,957)	(1,991)	(1,765)	(1,921)	(1,939)	(1,826)	(1,617)	(1,769)

Gross profit	1,554	1,584	1,539	1,552	1,612	1,528	1,500	1,389	1,505
Sales and administrative expenses	(927)	(932)	(871)	(869)	(891)	(835)	(853)	(806)	(878)
Amortization, intangible assets	(78)	(94)	(89)	(83)	(87)	(79)	(78)	(75)	(77)
Shares in earnings of associated co.	6	4	6	5	6	6	5	8	3

	555	562	585	605	640	620	574	516	553
Items affecting comparability	—	(80)	—	—	—	(68)	—	—	—

Operating income	555	482	585	605	640	552	574	516	553
Net interest expense	(70)	(81)	(68)	(64)	(69)	(59)	(37)	(38)	78
Other financial items, net	0	0	(8)	(7)	(2)	(1)	(6)	19	(9)

Net financial items	(70)	(81)	(76)	(71)	(71)	(60)	(43)	(19)	69

Profit before tax	485	401	509	534	569	492	531	497	622
Income taxes	(155)	(128)	(163)	(171)	(182)	(157)	(138)	(149)	(102)
Minority interests	(6)	(8)	(4)	(2)	(18)	(15)	(14)	(11)	(7)

Net income for the period	324	265	342	361	369	320	379	337	513

Sales by product area

MSEK

	Q2/01	Q3/01	Q4/01	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03	Q2/03
Snuff	642	629	658	672	711	707	698	689	758
Chewing Tobacco	365	349	349	344	367	312	310	295	294
Cigars	892	944	895	778	871	864	805	644	751
Pipe Tobacco & Accessories	245	247	236	190	211	217	225	214	214
Matches	408	421	436	460	421	387	380	348	343
Lighters	203	190	196	186	184	165	165	151	154
Other operations	740	761	760	687	768	815	743	665	760

Total	3,495	3,541	3,530	3,317	3,533	3,467	3,326	3,006	3,274

Operating income by product area

MSEK

	Q2/01	Q3/01	Q4/01	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03	Q2/03
Snuff	235	242	259	290	313	320	310	305	350
Chewing Tobacco	99	90	94	106	105	100	95	84	86
Cigars	124	137	138	122	149	140	111	80	87
Pipe Tobacco & Accessories	64	62	51	42	36	41	45	46	45
Matches	44	46	49	65	59	53	44	38	31
Lighters	26	23	27	20	23	17	14	9	0
Other operations	(37)	(38)	(33)	(40)	(45)	(51)	(45)	(46)	(46)

Subtotal	555	562	585	605	640	620	574	516	553
Items affecting comparability	—	(80)	—	—	—	(68)	—	—	—

Total	555	482	585	605	640	552	574	516	553

Operating margin by product area

PERCENT

	Q2/01	Q3/01	Q4/01	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03	Q2/03
Snuff	36.6	38.5	39.4	43.2	44.0	45.3	44.4	44.3	46.2
Chewing Tobacco	27.1	25.8	26.9	30.8	28.6	32.1	30.6	28.5	29.3
Cigars	13.9	14.5	15.4	15.7	17.1	16.2	13.8	12.4	11.6
Pipe Tobacco & Accessories	26.1	25.1	21.6	22.1	17.1	18.9	20.0	21.5	21.0
Matches	10.8	10.9	11.2	14.1	14.0	13.7	11.6	10.9	9.0
Lighters	12.8	12.1	13.8	10.8	12.5	10.3	8.5	6.0	0.0

Group	15.9	15.9	16.6	18.2	18.1	17.9	17.3	17.2	16.9

For further information, please contact:

Lennart Sundén, President and Chief Executive Officer	office	+46 8 658 01 75

Sven Hindrikes, Executive Vice President and	office	+46 8 658 02 82
Chief Financial Officer	mobile	+46 70 567 41 76

Bo Aulin, Senior Vice President, Secretary	office	+46 8 658 03 64
and General Counsel	mobile	+46 70 558 03 64

Emmett Harrison, Vice President, Investor Relations	office	+46 8 658 01 73
	mobile	+46 70 938 01 73

Lin McKinnie, Vice President, Investor Relations (US)	office	+1 804 302 1912
	mobile	+1 804 502 1912